Exhibit 99.15

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to  Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was yesterday advised that the Trustees of the Company’s Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of

20 November 2006	9,912

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 895,630 ordinary shares of 10p each in the Company.

The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to Graham Blashill, a participant Director in the Company’s Long Term Incentive Plan (LTIP), following the exercise of a nominal cost option granted on 18 November 2006 upon the satisfaction of the performance conditions.  The Company was subsequently advised that Graham Blashill had sold such shares.

These shares were previously contingent rights for the Director.

Name	Shares acquired upon exercise of option and subsequently sold

Graham Blashill	9,912

A proportion of the sale proceeds will be used to satisfy Mr Blashill’s income tax and National Insurance liabilities arising on the exercise of the option.  Subsequent to the disposal, the total number of shares held by Mr Blashill remains in excess of twice his minimum shareholding requirement.

Trevor Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com